
November 6, 2024

Richard H. Moore
Chief Executive Officer and Chairman of the Board
First Bancorp
300 SW Broad St.
Southern Pines, NC 28387

> **Re: First Bancorp**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2024**
> **File No. 000-15572**

Dear Richard H. Moore:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program